United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice Pursuant to Article 35, section II of the Disposiciones de Caracter General aplicables a las Emisoras de Valores y a otros participantes del Mercado de Valores (the General Regulations for Securities Issuers and other participants in the Securities Market).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: March 12, 2008

GRUMA, S.A.B. DE C.V.

As Pursuant to Article 35, section II of the Disposiciones de Caracter General aplicables a las Emisoras de Valores y a otros participantes del Mercado de Valores (the General Regulations for Securities Issuers and other participants in the Securities Market) issued by the Comision Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission), the Company hereby informs as follows:

I. On March 11, 2008 an Extraordinary Shareholders' Meeting for Gruma was called through notice published in the newspaper ''El Norte'' in the city of Monterrey, Nuevo Leon, Mexico, which shall be held on April 11, 2008 at 4:30 p.m.

II. According to the first item of the Agenda for the abovementioned Extraordinary Shareholders' Meeting, the meeting will be held to propose to the shareholders an increase in the fixed portion of the capital stock of the Company of up to an amount in Mexican Pesos equal to US$200,000,000.00 (Two hundred million dollars of the United States of America 00/100), by the issuance of the shares approved by the Meeting, to be acquired and paid by the Company's shareholders that wish to exert their preemptive rights pursuant to Article Ninth of the Company's Bylaws.

III. Once the increase in the fixed portion of the capital stock is approved, if such is the case, the amount of issued and outstanding shares of the Company will be increased, diluting the ownership of such shareholders that (i) decide not to exert their preemptive rights as provided above, or (ii) are not allowed to exercise such preemptive rights.

IV. As a result of the increase in the fixed portion of the capital stock and of the issuance of the corresponding shares, it will be required to update our registration in the Registro Nacional de Valores (National Securities Registry) of the Comision Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission), regarding the number of issued and outstanding shares of Gruma, S.A.B. de C.V. registered as of such date.

Monterrey, Nuevo Leon, Mexico

March 12, 2008